Algonquin Power & Utilities Corp. Declares
Fourth Quarter 2016 Common Share Dividend of U.S. $0.1059 (Cdn $0.1427)

Oakville, Ontario - November 10, 2016 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN, AQN.PR.A, AQN.PR.D, AQN.IR) announced today that the Board of Directors of APUC (the “Board”) has declared a dividend of U.S. $0.1059 per share on its common shares, payable on January 13, 2017 to the shareholders of record on December 31, 2016 for the period from October 1, 2016 to December 31, 2016. Shareholders can elect to receive the dividend in the amount of Cdn $0.1427.
The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (the “Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan, based on equivalent Canadian funds. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount for the fourth quarter of 2016.
Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, APUC hereby notifies its common shareholders, that such dividends declared qualify as eligible dividends.
The quarterly dividends payable on common shares are declared in U.S. dollars. Beneficial shareholders (those who hold common shares through a financial intermediary) who reside in Canada or the United States may request to receive their dividends in either U.S. dollars or the Canadian dollar equivalent by contacting the financial intermediary with whom the common shares are held. Unless the Canadian dollar equivalent is requested, shareholders will receive dividends in U.S. dollars, which, as is often the case, the financial intermediary may convert to Canadian dollars. Registered shareholders receive dividend payments in the currency of residency. Registered shareholders may opt to change the payment currency by contacting CST Trust Company at 1-800-387-0825 prior to the record date of the dividend.
The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada noon exchange rate on the declaration date.

About Algonquin Power & Utilities Corp.
APUC is a $5.0 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 564,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,300 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-6770
Website: www.AlgonquinPowerandUtilities.com